Filed by Holly Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Frontier Oil Corporation
Commission File No: 1-07627

HollyFrontier
On June 17, 2011, Holly Corporation distributed the following message to its employees:
Weekly Communiqué #14—Merger Update
June 17, 2011
With only three Fridays remaining until our expected merger closing date of July 1, today we will Spotlight HEP and introduce “Channel HF.” We received one FAQ for this week.
On June 24th, we will Spotlight Asphalt and release Video Four. On July 1st we will Spotlight Lubes.
Post-close, these communiqués will give rise to internal communication efforts addressing the many integration and post-integration activities that we will embark upon, not the least of which include best practice sharing, IT and Accounting updates, the compensation process, health & welfare plans, and much more. We also expect to continue identifying, documenting, refining, broadcasting and implementing standardized processes, wherever logical, to prepare us for greater scalability and inevitable future growth opportunities (whether organic, acquisition-related or the likely combination of both).
Because of the absolutely stunning number of submissions we received during the HollyFrontier Corporation Logo Contest, combined with realities of the age in which we live, it is apparent to us that our future organization will benefit tremendously through intentional efforts to catalogue your ideas. As a result, communiqués will yield to “Channel HF,” a secure, Flashpoint-based HollyFrontier destination populated with new and archived videos, new and archived Spotlights (for historical purposes and future hires), company photos to document our enterprise-wide activities and progress, internal announcements and memoranda, org charts, departmental updates, training clips, FAQ’s and the like.
In the meantime, June’s communiqués will continue addressing a number of pre-close housekeeping items, from the aforementioned Spotlights and Video and any lingering FAQ’s to remaining announcements, but it is important to prepare our minds for post-close integration work.
1 | Page

We realize that we have been writing, for weeks now, about “Day One.” By the calendar, Day One is only 14 days away—so it is appropriate and necessary that we all begin to create the sort of culture we desire and determine how we will interact with one another to make HollyFrontier the premier U.S. petroleum refining, pipeline and terminal company.
Since late February, scores of employees and leaders have been anticipating and working behind the scenes to orchestrate what we hope will be one of the smoothest integrations possible. Along the way, as is always the case in such processes, there is an amalgamation of excitement, anxiety, gain, loss, hope, worry and other emotions. We appreciate fully the spectrum of questioning, from fundamental issues like, “What will I be paid?” and “Where will I live?” and “How will my day-to-day be different?” to more esoteric musings like, “What sort of company might we become?” Answers to these and, we hope so many other questions, have been addressed as quickly as possible in light of the complexity that accompanies this integration effort.
Key questions that remain unanswered will be answered very soon.
We’re in the final moments of the countdown, at which point a buzzer will sound and the REAL process will begin. Whatever your vantage point, please remain engaged and help us segue as smoothly as possible to the next phase of our collective organizations’ development.
2 | Page

LOGO UPDATE—
Just a few more words about the logo, as several of you have asked when we will begin using it.
For legal reasons, we cannot incorporate the new Corporate Identity until Day One. As a result, we will keep our logos separate and distinct for the next couple weeks.
As indicated last week, the new logo will ultimately be emblazoned everywhere. Our Identity (brand symbol, font and color scheme) will be incorporated into all messaging effective Day One and, over the course of approximately 8-10 months, we will undertake the process of rolling it out across everything—facilities, equipment, etc.
Shortly after the closing of the merger, we will begin providing new letterhead, business cards, etc. consistent with the website and new brand.
3 | Page

HEP, Leadership

Greg Cardwell
General Manager, Operations
Greg joined Holly in 1992 as a Control Center Operator and, during his career, has held various supervisory and managerial roles over pipeline control, pipeline scheduling and SCADA systems support. In November 2010, Greg was promoted to General Manager, Operations overseeing all pipeline and terminal operations for Holly Energy Partners.

Mark Cunningham
VP, Operations
Mark joined Holly in 2004. He was promoted to Vice President of Operations for Holly Energy Partners in 2007. He has served HEP as Senior Manager of Special Projects and as Senior Manager of Integrity Management & EH&S. Prior to joining Holly, Mark served Diamond Shamrock/Ultramar Diamond Shamrock for 20 years. He began his career with Diamond Shamrock in 1983 and served in various positions including Senior Design Engineer, Superintendent of Special Projects, Regional Manager, General Manager and Director of Operations. Mark received his B.S. degree in Electrical Engineering from Texas Tech University and his MBA from West Texas State University.

Rhonda Mojica
Manager, HEP Financial & Administrative Operations
Rhonda joined Holly in 2004 as an Accounts Payable Clerk. During her career, she has held various positions including Financial Analyst, Supervisor, Administrative Services and Budgeting & Reporting Supervisor. Prior to working with Holly, Rhonda worked for Select Milk Producers and Jim’s Water Service in various accounting roles.

George Sanchez
General Manager, Technical Services
George holds a B.S. degree in Mechanical Engineering from New Mexico State University and has 22 years of combined refinery, engineering, terminal and pipeline experience. He joined Navajo Refining Company as a Mechanical Engineer in the Technical Services department in 1989. He was promoted to Pipeline Engineer in 1994 with Holly Energy Partners and subsequently promoted to Operations Manager in 1998. George assumed the responsibilities of General Manager, Technical Services in 2010.

Mac Fitzgerald
Sr. Manager, Tulsa Operations
Mac joined Holly in 2005 as a Terminal Supervisor in Big Spring, Texas through the Alon USA Acquisition. He had worked with FINA/Alon USA since 1990 prior to joining Holly. When Holly purchased the Sinclair Refinery in Tulsa, Mac was promoted to Senior Manager, Tulsa Operations. Prior to joining FINA, he worked for Texaco and West Texas Utilities as an Electrician and Crew Supervisor, respectively. Mac attended Abilene Christian University, Howard College, Midland College and UT-Permian Basin.
4 | Page

HEP, Leadership continued

Albert Reyes
Sr. Manager, Pipeline Operations
Albert began his career with Holly Corporation in 1989 as a Pipeline Operator and soon moved into the position of “Vacation Relief,” performing operations duties at all pipeline and terminal assets. He held several positions over the next few years including “Utility Man” (performing all aspects of pipeline maintenance), Crude Gathering Supervisor, Operations Manager—Crude Systems and his current position as Senior Manager—Pipeline Operations. Albert has 30 years of experience in pipeline operations, maintenance and construction.

Dickie Townley
Sr. Manager, Operations & Marketing, Product Terminals
Dickie has worked in the oil and gas industry for more than 30 years. He has worked in exploration, production, refining and transportation. Dickie began his career with HEP as a Control Room Operator and has worked as Vacation Relief, Regulatory Coordinator and Manager of Environmental Health & Safety. He currently serves as Senior Manager, Operations & Marketing.

Nora Vazquez
Sr. Manager, Regulatory/EHS
Nora joined the Holly/Navajo Refining Company in 1993. She has held various positions within the company including seven years in the Lease Crude Division and eight years as the Supervisor/Manager of the Administrative Group for the Pipeline Division. Currently, Nora is the Senior Manager for the Regulatory and EH&S groups for HEP.

Todd Wright
Sr. Manager, Integrity Management Plans
Todd began his career in 1986 with Amoco Pipeline Company where he was responsible for pipeline corrosion control and pipeline maintenance programs in Texas, Louisiana and Oklahoma. He joined Colonial Pipeline Company in 1999 where he continued working in various positions responsible for Compliance, Corrosion Control and Pipeline Integrity. In 2008, Todd joined Holly Energy Partners as the Integrity Manager, responsible for implementing HEP’s Integrity Management Program for Pipelines, Facilities and Tanks.

Jessica Simer
Manager, Human Resources & Training
Jessica joined Holly in 2000 as the MailClerk/Receptionist at the Navajo Refinery. During her career with Holly, she has held various positions including Payroll Assistant, HR Assistant and, most recently, HR Manager. In addition to her HR duties, Jessica has also assumed the responsibilities for Navajo Refinery’s training department.
5 | Page

HEP Spotlight1
What is Holly Energy Partners (HEP)?
Holly Energy Partners is a limited partnership which is publicly traded on the New York Stock Exchange under the symbol HEP. Holly Corporation owns the 2% general partner interest and 32% of the Limited Partnership (LP) units. The balance of the LP units are held by institutional and individual investors. HEP is governed by a separate and different board of directors from Holly Corporation.
Why was HEP formed?
HEP was formed in 2004 by Holly to create a company singularly focused on transportation and logistics. The initial public offering (IPO) of HEP allowed Holly to monetize the pipeline and terminal assets that Holly had built over the years by selling a portion of that company to the public while still controlling the assets through its General Partnership position. Holly redeployed the cash received in the IPO to further upgrade its refining facilities. After spinning off HEP, Holly was then able to focus solely on its refining activities (e.g., feedstock supply, manufacturing and marketing of its produced products) and leave logistic enhancements and growth to HEP.

What does HEP own?
•	Over 1,500 miles of refined product pipelines
•	Over 900 miles of crude oil trunk and gathering pipelines
•	Approximately 5.4 million bbls of refined product storage
•	Approximately 1.0 million bbls of crude oil storage
•	Eleven product terminals and eight loading rack facilities in seven western and mid-continent states
•	25% joint venture interest with Plains All American in SLC Pipeline, LLC—a crude oil pipeline moving crude into the Salt Lake City area

[1]	Special thanks to Jessica Simer and the entire HEP team for another great Spotlight!
6 | Page

HEP Spotlight, continued
How has HEP grown since formation?
HEP started with about $35 million of EBITDA in 2004 and now has in excess of $135 million of EBITDA. This growth occurred through acquisitions of assets from Holly and third parties. HEP’s current market capitalization is over $1 billion. HEP pays a quarterly distribution of $0.855/unit—steadily increasing the distribution for the last 26 consecutive quarters.

What are HEP’s strengths?
•	HEP has over 80% of its revenues tied to long-term contracts with minimum commitments
•	HEP is 100% fee based price
•	HEP has no commodity risk
•	HEP fees are adjusted annually with PPI increases

What is HEP’s value to Holly?
•	Holly’s current ownership value in HEP exceeds $550 million
•	Since 2004, Holly has received over $540 million in cash proceeds as a result of HEP’s IPO and subsequent asset sales
•	Holly is on pace to receive over $40 million in annual cash distributions from HEP—a significant contributor to Holly’s annual EBIDTA
•	Holly’s partnership with HEP has yielded Holly over $1 billion in six + years.
What opportunities does HEP have going forward?
HEP is currently building five interconnecting pipelines between the two Holly Tulsa refinery complexes. The total cost of that project is $35 million. HEP has an option to purchase the UNEV Pipeline, a 424-mile pipeline from Salt Lake City to Las Vegas being built by Holly. The total cost of the project is roughly $340 million. HEP looks forward to working with HollyFrontier to evaluate the purchase of logistic assets around the Cheyenne and El Dorado refining complexes.
7 | Page

HEP Spotlight, concluded
OIL HISTORY... Did You Know?
Oil transport by flatboat and wagon was getting more difficult and inefficient. Accidents were common, and the cartage charge to depots and ports was high even before the barrels began the last leg of the trip. Finding oil in sites without roads, viable water courses, or terrain amenable to wagons forced the issue in the 1860’s.
Based on distance, topographical relief, pumps and rate of flow, the 1865 Van Syckel pipeline was the 1st in the oil regions to succeed. A revolutionary means of oil transport, it ended the local haulage monopoly and resulted in many more lines being laid. Part of the Van Syckel pipeline was buried to 2 feet, and the rest was laid on top of the ground. He installed 4 Reed and Cogswell steam pumps in all, bringing the line’s 24-hour delivery to 2500 barrels. Mechanical problems were minor and easily fixed.
Of all the pre-1864 attempts at pipelines, only 3 succeeded: an 1861 line from a depot to a refinery in Erie, PA; a 1000-foot siphon line from a well to a nearby refinery; and a 2-inch line from Plumer to the Allegheny River.
In the 1860’s, the 42-gallon barrel became a unit of measurement, and the amount of oil transported is still expressed in terms of barrels. Although we may still envision hoop-bound containers, actual barrels are no longer used.
The growth and competition of pipeline companies surged in the 1870’s. Union Pipeline Co., Empire Pipeline, Mutual and the United Pipelines were a few of the big names. The first Standard Oil pipeline began taking hold in the oil region as the American Transfer Company.
Wood pipes were used early in the natural gas industry. In 1821, gas found in Fredonia, NY was wood-conveyed, as were early gas occurrences in the Appalachian basin. Gas from the organic shale cropping along Lake Erie was piped through pine logs in 1823.
Excerpts from “Oil History,” by Samuel T. Pees at: http://www.hollyenergy.com/aboutus oiIHistory.cfm
8 | Page

Excerpts from “Oil History,” by Samuel T. Pees
The earliest idea of a pipeline to carry crude oil was put forth in Parkersburg, West Virginia, in 1860 by 17-year-old Samuel Duncan Karns. Attention turned from this idea when the Civil War broke out in 1861, and the line was never laid.
In 1861, too much oil was being lost in flatboat wrecks or wagon accidents, the means of transportation then. Herman Janes proposed a 4-inch wooden pipeline ditched along the creek’s bank and expected the oil to flow by gravity.
A huge outcry from those who feared for their livelihood in the oil trade stopped the first bill seeking a general pipeline charter from the Pennsylvania Legislature in 1861. This bill marked the first attempt to officially organize a pipeline company in PA.
After the 1st bill seeking a pipeline charter failed, The Oil Creek Transportation Company was successfully incorporated in 1862 by the Pennsylvania Legislature, winning the right to lay pipe along Oil Creek and to “any point on the Philadelphia & Erie Railroad.”
Unfortunately, gaining the right from the Pennsylvania Legislature in 1862 to lay pipe didn’t ensure success. The technology in the early 1860’s wasn’t up to the task — the pipes leaked and sabotage by the teamsters made the ventures very risky.
Wood pipes were used early in the natural gas industry. In 1821, gas found in Fredonia, NY, was wood-conveyed, as were early gas occurrences in the Appalachian basin. Gas from the organic shale cropping along Lake Erie was piped through pine logs in 1823.
Cast iron and wrought iron pipes of various diameters were in use around the producing wells from the start of the industry. The pipes variously served as drive pipe, conductor, casing, tubing and for conveyance of oil in and around the lease.
Oil transport by flatboat and wagon was getting more difficult and inefficient. Accidents were common, and the cartage charge to depots and ports was high even before the barrels began the last leg of the trip. Finding oil in sites without roads, viable water courses, or terrain amenable to wagons forced the issue in the 1860’s.
Of all the pre-1864 attempts at pipelines, only 3 succeeded: an 1861 line from a depot to a refinery in Erie, PA; a 1000-foot siphon line from a well to a nearby refinery; and a 2-inch line from Plumer to the Allegheny River.
In pre-pipeline days, teams and wagons moved oil barrels if a well wasn’t next to a river bank or navigable creek. Haulage prices were steep — up to over $4 per barrel for long hauls and $1+/barrel for shorter ones. The volatile price of oil compounded the problem.
In the pre-pipeline price swings of the early 1860’s crude oil fell to less than 10 cents a barrel with an empty new barrel costing up to $3.25; this imbalance brought production to a near standstill. The price then rose in 1864 to a peak of over $12 per barrel.
In 1865 the pipeline finally found success in the PA oil region. The 1st major line was that of Samuel Van Syckel, an oil buyer and shipper in the Oil Creek area. Like other pipeliners, he was motivated by the outrageous prices charged for barrel haulage.
The high rate for oil haulage was just one influence on pipeline pioneer Samuel Van Syckel. The remote Pithole field — some 5 miles from the closest station with no roads and difficult terrain - was found in 1865. Van Syckel knew a pipeline was the answer.
In 1865, Samuel Van Syckel laid about 5 miles of 2-inch wrought iron pipe in 15-ft joints from Miller Farm Station on the west side of Oil Creek in a SE direction to Pithole. Tested to a pressure of 900 barrels to the sq. inch, the lap-welded joints cost $50 each.
Part of the Van Syckel pipeline was buried to 2 feet, and the rest was laid on top of the ground. He installed 4 Reed and Cogswell steam pumps in all, bringing the line’s 24-hour delivery to 2500 barrels. Mechanical problems were minor and easily fixed.
Based on distance, topographical relief, pumps, and rate of flow, the 1865 Van Syckel pipeline was the 1st in the oil regions to succeed. A revolutionary means of oil transport, it ended the local haulage monopoly and resulted in many more lines being laid.
With his pipeline paying off ($1 per barrel delivered), Samuel Van Syckel laid another line parallel to the first except that the terminal was on the opposite bank of Oil Creek. The second line became operational on December 8, 1865.
As with railroads, the Van Syckel pipeline gave rise to a telegraph line along the same right-of-way. Since the pipelines carried crude from multiple producers and buyers, the telegraph relayed accounting information about the oil shipments and any emergencies.
Although Samuel Van Syckel may not have realized it, his two 1865 pipelines helped end the use of wooden oil barrels. They eventually disappeared from sight in the oil region, made extinct by the pipelines, railway tank cars of 1865, and bulk boats.
In the 1860’s the 42-gallon barrel became a unit of measurement, and the amount of oil transported is still expressed in terms of barrels. Although we may still envision hoop-bound containers, actual barrels are no longer used.
By late 1865, a 6-inch gravity pipeline (no pumps) was completed by the Pennsylvania Tubing and Transportation Company along Pithole Creek. It delivered 7000 barrels to its terminus daily, expedited by a gradient of 52 ft. per mile.
The Pithole oil boom spawned several pipelines. One of these was a 2-inch line from Pithole to Henry’s Bend on the Allegheny River. It began delivering oil on October 24, 1865. The pipeline was 4 miles long with a through-put of 2000 barrels per day.
9 | Page

The events of the year 1865 launched a multitude of pipelines in the Pennsylvania oil region and neighboring oil-producing states. As soon as oilfields were found, pipelines were planned.
The development of railroad tank cars also took place in 1865 and underwent much modification in a short time. Railroads were undergoing enormous expansion. The impetus for this growth was the oil industry — particularly the pipelines.
The first pipelines went from oilfields to railroad terminal stations, but soon pipeliners were looking to the eastern seaboard instead. This explosion of interest in crude oil and refined product transport coincided with the pipeline advances of the early to mid 1860’s.
William Abbott and Henry Harley took oil to market or rather, to other facilities that took it the rest of the way. Early oil transportation historians see Abbott and Harley as prime movers in the conveyance of oil from the oilfields to the railroad terminals by pipelines.
Henry Harley’s determination and vigor saw him through the ordeal of laying a pipeline from Benninghoff Run to Shaffer on Oil Creek in 1865-66. In the face of mob rule and teamsters bent on destroying his line, he persevered, ignoring death threats and losses.
Along with setting fires, saboteurs pulled the joints apart, virtually destroying Henry Harley’s pipelines. Harley moved ahead, relaying the lines and finishing by March 1866. Each 2-inch pipeline could deliver up to 2000 barrels/day to the storage tanks.
With pipelines going strong in 1865-66, oil buyer A.W. Smiley realized that hauling oil from each well to the receiving stations — then handled by teams — was unnecessary if a network of 2-inch lines were laid from the wells’ stock tanks to the dump stations. This was also cheaper, safer and faster.
As the Union battled the South, a pipeline war also raged in 1863. There were attacks on persons and property, injuries, death, fires, great destruction, damage, night raids, propaganda, dirty politics, extortion, and money loss. It was a war of wages and rates.
As teamsters fought pipelines, fatal fires were set in Pithole, Titusville, Benninghoff Run, and Franklin. In these quickly built boom towns, oilfield structures were next to homes, so both burned. Nervous residents formed a vigilance committee and erected a gallows.
Many pipelines were laid in the last half of the 1860’s. They filled the lower 16+ miles of Oil Creek Valley. But looking farther away than the first oil belt (PA), early pipes of the 1860’s were being laid in West Virginia — and contemplated in other producing states.
In 1865, William H. Abbott acquired a part interest in the Van Syckel pipeline. In 1866, Abbott and Henry Harley combined Harley’s Benninghoff Run-Shaffer pipeline and Abbott’s share of the Van Syckel.
In 1867 Abbott and Harley bought the Western Transportation Company, which had a failed pipeline in Oil Creek Valley. The jewel of the transaction was Western’s 1864 charter from the PA Legislature, which gave them the right to carry oil to railroad yards.
In 1867, having put together all of their lines, W.H. Abbott and Henry Harley formed a new company, the Allegheny Transportation Company, and put president of the Erie Railroad Jay Gould on the board. This is considered the first great pipeline company.
The Allegheny Transportation Co. grew and, as the Pennsylvania Transportation Co., had 500 miles of pipelines to all the producing fields in Northwest PA by 1871. Capitalized at 2 million dollars, it had strong ties with the railroads, particularly the Erie and the Atlantic and Great Western Railroad.
The growth and competition of pipeline companies surged in the 1870’s. Union Pipeline Co., Empire Pipeline, Mutual and the United Pipelines were a few of the big names. The first Standard Oil pipeline began taking hold in the oil region as the American Transfer Company.
10 | Page

Employee FAQ

Employee FAQ	Integration Team Response
“How likely is it that Frontier transactions can be processed through SAP on Day One?”	Our current work and tests indicate that we will be able to process Frontier transactions using SAP on Day One, though we are developing contingencies and a Plan B (as all organizations do) should we encounter any difficulties when we go live. While there are unforeseen complications that could slow us down, the conversion team is working very hard and feels confident that SAP will be processing Frontier transactions on Day One.
Submitting Questions or Suggestions to our Integration Team
For those of you who have questions, suggestions or concerns about the Integration process—or have heard rumors and would like to surface these for a response—you may either submit them to your local HR Department—which will, in turn, share them with us—or you may email the Integration Team at (hollyfrontier_merger_questions@hollycorp.com). Please let us know what’s on your mind, as we cannot meet unknown expectations nor address unshared concerns.
Quotes for the Week
“Speak when you are angry—and you’ll make the best speech you’ll ever regret.”
—Laurence J. Peter, 1919-1990, American educator and writer
“The two words ‘Information’ and ‘Communication’ are often used interchangeably, but they signify quite different things. Information is giving out; communication is getting through.”
—Sydney J. Harris, 1917-1986, American journalist and author
“The single biggest problem in communication is the illusion that it has taken place.”
—George Bernard Shaw, 1856-1950, Irish literary critic, playwright, essayist, co-founder of the London School of Economics, winner of the 1925 Nobel Prize for Literature for Pygmalion
11 | Page

Much more next week—including Video Four, which will address half a dozen final questions in our pre-close video series:
1.	After close, how can employees contribute to the Vision, Next Steps or Early Wins of HollyFrontier?

2.	After close, what will be the role of current Holly Corporation CEO, Matt Clifton?

3.	For those who have not met you, how would you describe your leadership style?

4.	Dave, how would you describe Mike?

5.	Mike, how would you describe Dave’s role in what will be HollyFrontier?

6.	As you look to the future, what excites you?
Have a great weekend; thanks for all you do.

Dave Lamp
President
Holly Corporation
12 | Page

Important Information for Investors and Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The issuance of Holly Corporation (“Holly”) common stock in connection with the proposed merger has been submitted to Holly’s stockholders for their consideration, and the proposed merger has been submitted to shareholders of Frontier Oil Corporation (“Frontier”) for their consideration. Holly has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement to be used by Holly and Frontier to solicit the required approval of their shareholders in connection with the proposed merger and constituted a prospectus of Holly, which the SEC has declared effective. Holly and Frontier may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF HOLLY AND FRONTIER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Holly and Frontier through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Holly are available free of charge on Holly’s website at www.hollycorp.com under the tab “Investors” or by contacting Holly’s Investor Relations Department at (214) 871-3555. Copies of documents filed with the SEC by Frontier are available free of charge on Frontier’s website at www.frontieroil.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Frontier’s Investor Relations Department at (713) 688-9600.
Holly, Frontier and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Holly and shareholders of Frontier in connection with the proposed transaction. Information about the directors and executive officers of Holly is set forth in its proxy statement for its 2011 annual meeting of stockholders, which was filed with the SEC on March 31, 2011. Information about the directors and executive officers of Frontier is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on March 21, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.
Cautionary Statement Regarding Forward-Looking Statements
This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These include statements regarding the effects of the proposed merger and statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward looking statements relating to expectations about future results or events are based upon information available to Holly and Frontier as of today’s date, and are not guarantees of the future performance of Holly, Frontier or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, there is no assurance that the proposed merger will be consummated. The merger agreement will terminate if the companies do not receive the necessary approval of Holly’s stockholders or Frontier’s shareholders or government approvals or if either Holly or Frontier fails to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, the successful integration of Holly’s and Frontier’s businesses and the combined company’s ability to compete in the highly competitive refining and marketing industry. The revenues, earnings and business prospects of Holly, Frontier and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, risks and uncertainties with respect to the actions of actual or potential competitive suppliers of refined petroleum products in Holly’s, Frontier’s and the combined company’s markets; the demand for and supply of crude oil and refined products; the spread between market prices for refined products and market prices for crude oil; the possibility of constraints on the transportation of refined products; the possibility of inefficiencies, curtailments or shutdowns in refinery operations or pipelines; effects of governmental and environmental regulations and policies; the availability and cost of financing; the effectiveness of capital investments and marketing strategies; efficiency in carrying out construction projects; the ability to acquire refined product operations or pipeline and terminal operations on acceptable terms and to integrate any existing or future acquired operations; the possibility of terrorist attacks and the consequences of any such attacks; and general economic conditions.
Holly and Frontier caution that the foregoing list of risks and uncertainties is not exclusive. Additional information concerning these and other risks is contained in Holly’s and Frontier’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Report on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. All subsequent written and oral forward-looking statements concerning Holly, Frontier, the proposed merger or other matters and attributable to Holly or Frontier or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Holly nor Frontier undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.
13 | Page